Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14d-9(a)
of the Securities Exchange Act of 1934
Filing by: P&O Princess Cruises plc
Subject Company: P&O Princess Cruises plc
SEC File No. of Princess: 001-15136

P&O PRINCESS CRUISES PLC PRESS RELEASE

Press Release
February 18, 2003

For Immediate Release

P&O Princess Cruises plc

18 February 2003

Filing of Carnival Corporation Annual Report on Form 10-K

Carnival Corporation (“Carnival”) has informed P&O Princess Cruises plc (“P&O Princess”) that Carnival has filed today its annual report for the year ended 30 November 2002 on a Form 10-K (“Form 10-K”) with the US Securities and Exchange Commission (“SEC”) today.

P&O Princess is issuing this notice of the filing in accordance with the requirements of the UK Listing Authority, following P&O Princess recommendation of the proposed dual listed company combination with Carnival.

The Form 10-K is available for viewing on the SEC website at www.sec.gov and on the Carnival website at www.carnivalcorp.com. In addition, a copy of the Form 10-K is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

– Ends –

Following the announcements of 8 January 2003 concerning the agreed DLC transaction between P&O Princess and Carnival, Carnival is now acting as if subject to the continuing obligation rules of the UK Listing Authority. As such, P&O Princess is required by the UK Listing Authority to notify the Company Announcements Office of all announcements and filings made by Carnival prior to completion of the DLC transaction.

P&O PRINCESS HAS FILED REGISTRATION STATEMENTS ON FORM F-4 WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS PLANS TO MAIL A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORMS F-4 HAVE BEEN DECLARED EFFECTIVE BY THE SEC. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC’S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC’S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.